UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

September 30, 2005

CINERGY CORP.
139 EAST FOURTH STREET
CINCINNATI, OHIO 45202

*Inquiries concerning this Form U-9C-3 should be directed to:       David L. Wozny
                                                                    Cinergy Corp.
                                                                    139 East Fourth Street
                                                                    Cincinnati, Ohio 45202
                                                                    (513) 287-4098

                                            TABLE OF CONTENTS

     Item
    Number
    ------

      1        Organization Chart
      2        Issuances and Renewals of Securities and Capital Contributions
      3        Associate Transactions
               Part I - Transactions Performed by Reporting Companies on
                  Behalf of Associate Utility Companies
               Part II - Transactions Performed by Associate Utility
                  Companies on Behalf of Reporting Companies
      4        Summary of Aggregate Investment
      5        Other Investments
     6a        Financial Statements
     6b        Exhibits
               Energy-Related Activities Pursuant to SEC Orders in File No. 70-9803

               Signatures

                                            ITEM 1. ORGANIZATION CHART

                                                           Energy- or                              Percentage
                                                           Gas-Related   Date of      State of     of Voting      Nature of
                      Name of Reporting Company             Company    Organization Organization Securities Held   Business
                      -------------------------             -------    ------------ ------------ --------------- ------------
                                                                                                               (Refer to the
                                                                                                                  footnote
                                                                                                              indicated below)
(Indentation indicates subsidiary relationship)

Cinergy Corp.  ("Cinergy")

   Nth Power Technologies Fund II, L.P.                     Energy-Related  02/25/2000  California      0%         (1)

   The Cincinnati Gas & Electric Company ("CG&E")

      KO Transmission Company                               Energy-Related  04/11/1994   Kentucky      100%        (2)

   Cinergy Investments, Inc.  ("Investments")

      Cinergy Capital & Trading, Inc.                       Energy-Related  10/08/1992    Indiana      100%        (3)

        CinCap IV, LLC   ("CinCap IV")                      Energy-Related  12/03/1997   Delaware      50%         (4)

        CinCap V, LLC   ("CinCap V")                        Energy-Related  07/21/1998   Delaware      50%         (5)

        CinPower I, LLC  ("CinPower")                       Energy-Related  06/12/1998   Delaware      100%        (6)

        Cinergy Limited Holdings, LLC                       Energy-Related  12/14/2001   Delaware      100%        (7)

           Cinergy Marketing & Trading, LP
             ("Marketing & Trading")                        Energy-Related  10/27/1995   Delaware      100%        (8)

              Ohio River Valley Propane, LLC                Energy-Related  10/18/2001   Delaware      100%        (9)

        Cinergy General Holdings, LLC                       Energy-Related  12/14/2001   Delaware      100%       (10)

        Cinergy Retail Power Limited, Inc. *                Energy-Related  08/06/2001   Delaware      100%       (11)

           Cinergy Retail Power, L.P. *                     Energy-Related  08/08/2001   Delaware      100%       (12)

        Cinergy Retail Power General, Inc. *                Energy-Related  08/07/2001     Texas       100%       (13)

        Cinergy Retail Sales, LLC #                         Energy-Related  12/09/2003   Delaware      100%       (14)

        CinFuel Resources, Inc.                             Energy-Related  01/10/2002   Delaware      100%       (15)

        LH1, LLC                                            Energy-Related  01/10/2002   Delaware      100%       (16)

           Oak Mountain Products, LLC                       Energy-Related  07/09/2001   Delaware      100%       (17)

        Pine Mountain Investments, LLC                      Energy-Related  01/19/2005   Delaware      100%       (18)

           Pine Mountain Products, LLC                      Energy-Related  08/19/2004   Delaware      100%       (19)

        SYNCAP II, LLC *                                    Energy-Related  10/13/2000   Delaware      100%       (20)

      Cinergy Engineering, Inc. ("Engineering")             Energy-Related  03/28/1997     Ohio        100%       (21)

      Cinergy Technology, Inc.                              Energy-Related  12/12/1991    Indiana      100%       (22)

      Cinergy Solutions Holding Company, Inc.
        ("Solutions Holding")

        Cinergy EPCOM College Park, LLC                     Energy-Related  08/20/1999   Delaware      100%       (23)

        Cinergy Solutions, Inc. ("Solutions")               Energy-Related  06/02/2000   Delaware      100%       (24)

           BSPE Holdings, LLC *                             Energy-Related  01/10/2001   Delaware      50%        (25)

              BSPE Limited, LLC *                           Energy-Related  01/10/2001   Delaware      50%        (26)

                BSPE, L.P. *                                Energy-Related  01/16/2001   Delaware      50%        (27)

              BSPE General, LLC *                           Energy-Related  01/11/2001     Texas       50%        (28)

           Cinergy Energy Solutions, Inc.                   Energy-Related  11/09/2000   Delaware      100%       (29)

             U.S. Energy Biogas Corp.                       Energy-Related  12/28/1993   Delaware      20%        (30)

               Biogas Financial Corporation                 Energy-Related  04/15/1994  Connecticut     0%        (31)

                  Biomass Energy Partners I, A
                    Connecticut Limited Partnership         Energy-Related  07/25/1990  Connecticut     0%        (32)

                  ZFC Energy Inc.                           Energy-Related  02/07/1991   Delaware       0%        (33)

                    Barre Landfill Gas Associates, L.P.     Energy-Related  09/11/1995   Delaware       0%        (34)

                    Biomass Energy Partners III, L.P.       Energy-Related  10/20/1995   Delaware       0%        (35)

                    Dixon/Lee Landfill Gas Associates, LP   Energy-Related  07/23/1997   Delaware       0%        (36)

                    Power Generation (Suffolk), Inc.        Energy-Related  03/06/1991   Delaware       0%        (37)

                         Suffolk Energy Partners, L.P.      Energy-Related  06/30/1993   Virginia       0%        (38)

                    Suffolk Biogas, Inc.                    Energy-Related  03/08/1991   Delaware       0%        (39)

                  Lafayette Energy Partners, L.P.           Energy-Related  06/16/1992  New Jersey      0%        (40)

                  Taylor Energy Partners, L.P.              Energy-Related  06/19/1992  Pennsylvania    0%        (41)

               Resources Generating Systems, Inc.           Energy-Related  04/25/1994   New York       0%        (42)

                  Hoffman Road Energy Partners, LLC         Energy-Related  10/01/1999   Delaware       0%        (43)

                  Illinois Electrical Generation
                    Partners, L.P.                          Energy-Related  12/11/1996   Delaware       0%        (44)

                    Zapco Illinois Energy, Inc.             Energy-Related  11/07/1996   Delaware       0%        (45)

                    Avon Energy Partners, L.L.C.            Energy-Related  06/21/1996   Illinois       0%        (46)

                    Devonshire Power Partners, L.L.C.       Energy-Related  06/21/1996   Illinois       0%        (47)

                    Riverside Resource Recovery, L.L.C.     Energy-Related  06/21/1996   Illinois       0%        (48)

                  Illinois Electrical Generation
                    Partners II L.P.                        Energy-Related  06/02/1997   Delaware       0%        (49)

                    BMC Energy, LLC                         Energy-Related  09/21/1999   Delaware       0%        (50)

                       Brookhaven Energy Partners, LLC      Energy-Related  02/17/2000   New York       0%        (51)

                       Countryside Genco, L.L.C.            Energy-Related  04/01/1997   Delaware       0%        (52)

                       Morris Genco, L.L.C.                 Energy-Related  08/23/1996   Delaware       0%        (53)

                    Brickyard Energy Partners, LLC          Energy-Related  04/23/1997   Delaware       0%        (54)

                    Dixon/Lee Energy Partners, LLC          Energy-Related  04/23/1997   Delaware       0%        (55)

                    Roxanna Resource Recovery, L.L.C.       Energy-Related  11/18/1996   Illinois       0%        (56)

                    Streator Energy Partners, LLC           Energy-Related  04/23/1997   Delaware       0%        (57)

                    Upper Rock Energy Partners, LLC         Energy-Related  04/23/1997   Delaware       0%        (58)

               Barre Energy Partners, L.P.                  Energy-Related  09/11/1995   Delaware       0%        (59)

               Biomass New Jersey, L.L.C.                   Energy-Related  08/12/1996  New Jersey      0%        (60)

               Brown County Energy Associates, LLC          Energy-Related  03/22/2000   Delaware       0%        (61)

               Burlington Energy, Inc.                      Energy-Related  01/11/1991    Vermont       0%        (62)

               Cape May Energy Associates, L.P.             Energy-Related  09/19/1995   Delaware       0%        (63)

               Dunbarton Energy Partners, Limited
                 Partnership                                Energy-Related  05/26/1994  New Hampshire   0%        (64)

               Garland Energy Development, LLC              Energy-Related  06/17/1998   Delaware       0%        (65)

               Oceanside Energy Inc.                        Energy-Related  04/15/1994   New York       0%        (66)

               Onondaga Energy Partners, L.P.               Energy-Related  05/06/1994   New York       0%        (67)

               Oyster Bay Energy Partners, L.P.             Energy-Related  05/06/1994   New York       0%        (68)

               Smithtown Energy Partners, L.P.              Energy-Related  05/06/1994   New York       0%        (69)

               Springfield Energy Associates,
                 Limited Partnership                        Energy-Related  10/06/1993    Vermont       0%        (70)

               Suffolk Transmission Partners, L.P.          Energy-Related  08/07/1997   Delaware       0%        (71)

               Tucson Energy Partners LP                    Energy-Related  07/22/1997   Delaware       0%        (72)

               Zapco Broome Nanticoke Corp.                 Energy-Related  09/18/1997   New York       0%        (73)

               Zapco Development Corporation                Energy-Related  02/26/1997   Delaware       0%        (74)

               Zapco Energy Tactics Corporation             Energy-Related  07/11/1995   Delaware       0%        (75)

               Zapco Readville Cogeneration, Inc.           Energy-Related  08/17/1995   Delaware       0%        (76)

               ZFC Royalty Partners, A Connecticut
                 Limited Partnership                        Energy-Related  12/15/1992  Connecticut     0%        (77)

               ZMG, Inc.                                    Energy-Related  12/19/2000   Delaware       0%        (78)

                 Master Gasco, L.P.                         Energy-Related  06/01/2000   Delaware       0%        (79)

                   Avon Landfill Gas Associates, L.P.       Energy-Related  08/13/1996   Delaware       0%        (80)

                   Biomass Energy Partners II, L.P.         Energy-Related  03/04/1992  Connecticut     0%        (81)

                   Biomass Energy Partners V, L.P.          Energy-Related  01/14/1997   Delaware       0%        (82)

                   Brickyard Landfill Gas Associates, L.P.  Energy-Related  07/23/1997   Delaware       0%        (83)

                   Broome Landfill Gas Associates, L.P.     Energy-Related  09/27/1997   New York       0%        (84)

                   Cape May Landfill Gas Associates, L.P.   Energy-Related  09/19/1995   Delaware       0%        (85)

                   Devonshire Landfill Gas Associates, L.P. Energy-Related  08/13/1996   Delaware       0%        (86)

                   Garland Landfill Gas Associates, L.P.    Energy-Related  07/20/1998   Delaware       0%        (87)

                   Riverside Landfill Gas Associates, L.P.  Energy-Related  08/13/1996   Delaware       0%        (88)

                   Streator Landfill Gas Associates, LP     Energy-Related  11/20/1997   Delaware       0%        (89)

                   Suffolk Landfill Gas Partners, L.P.      Energy-Related  06/30/1993   Virginia       0%        (90)

                   Tucson Landfill Gas Associates, LP       Energy-Related  07/22/1997   Delaware       0%        (91)

                   Upper Rock Landfill Gas Associates, LP   Energy-Related  07/23/1997   Delaware       0%        (92)

           Cinergy GASCO Solutions, LLC                     Energy-Related  11/09/2000   Delaware      100%       (93)

              Countryside Landfill Gasco, L.L.C.            Energy-Related  08/23/1996   Delaware      100%       (94)

              Morris Gasco, L.L.C.                          Energy-Related  12/31/1996   Delaware      100%       (95)

              Brown County Landfill Gas Associates, L.P.    Energy-Related  03/22/2000   Delaware      100%       (96)

           Cinergy Solutions of Monaca, LLC                 Energy-Related  12/16/2003   Delaware      100%       (97)

           Cinergy Solutions of Narrows, LLC                Energy-Related  03/17/2003   Delaware      100%       (98)

           Cinergy Solutions of Rock Hill, LLC              Energy-Related  03/17/2003   Delaware      100%       (99)

           Cinergy Solutions of San Diego, Inc.             Energy-Related  01/09/2004   Delaware      100%      (100)

           Cinergy Solutions of South Charleston, LLC       Energy-Related  08/24/2004   Delaware      100%      (101)

           Cinergy Solutions of St. Bernard, LLC            Energy-Related  01/06/2003   Delaware      100%      (102)

           Cinergy Solutions O&M, LLC                       Energy-Related  08/30/2004   Delaware      100%      (103)

           Cinergy Solutions Operating Services
             of Delta Township, LLC                         Energy-Related  12/15/2004   Delaware      100%      (104)

           Cinergy Solutions Operating Services
             of Lansing, LLC                                Energy-Related  06/25/2002   Delaware      100%      (105)

           Cinergy Solutions Operating Services
             of Shreveport, LLC                             Energy-Related  06/28/2002   Delaware      100%      (106)

           Cinergy Solutions Operating Services
             of Oklahoma, LLC                               Energy-Related  08/13/2002   Delaware      100%      (107)

           Cinergy Solutions of Philadelphia, LLC           Energy-Related  05/11/2001   Delaware      100%      (108)

           Cinergy Solutions Partners, LLC                  Energy-Related  09/12/2000   Delaware      100%      (109)

              CST Limited, LLC                              Energy-Related  05/18/2001   Delaware      100%      (110)

                CST Green Power, L.P.                       Energy-Related  05/23/2001   Delaware      100%      (111)

                   Green Power Holdings, LLC                Energy-Related  12/12/2000   Delaware      50%       (112)

                     Green Power Limited, LLC               Energy-Related  12/12/2000   Delaware      50%       (113)

                          South Houston Green Power, L.P.   Energy-Related  12/19/2000   Delaware      50%       (114)

                     Green Power G.P., LLC                  Energy-Related  12/15/2000     Texas       50%       (115)

              CST General, LLC                              Energy-Related  05/22/2001     Texas       100%      (116)

           CSGP of Southeast Texas, LLC                     Energy-Related  02/22/2001   Delaware      100%      (117)

           CSGP Limited, LLC                                Energy-Related  04/05/2001   Delaware      100%      (118)

              CSGP Services, L.P.                           Energy-Related  04/06/2001   Delaware      100%      (119)

           CSGP General, LLC                                Energy-Related  04/05/2001     Texas       100%      (120)

           Lansing Grand River Utilities, LLC               Energy-Related  09/14/2000   Delaware      100%      (121)

           Oklahoma Arcadian Utilities, LLC                 Energy-Related  12/05/2000   Delaware     33.34%     (122)

           Shreveport Red River Utilities, LLC              Energy-Related  10/16/2000   Delaware     33.34%     (123)

        Cinergy Solutions of Tuscola, Inc.                  Energy-Related  10/13/1998   Delaware      100%      (124)

        Delta Township Utilities, LLC                       Energy-Related  07/05/2001   Delaware      50%       (125)

        Delta Township Utilities II, LLC                    Energy-Related  03/25/2004   Delaware     33.33%     (126)

        Energy Equipment Leasing LLC                        Energy-Related  11/12/1998   Delaware      50%       (127)

        Trigen-Cinergy Solutions LLC ("Trigen-Cinergy")     Energy-Related  02/18/1997   Delaware      50%       (128)

        Trigen-Cinergy Solutions of Ashtabula LLC           Energy-Related  04/21/1999   Delaware      50%       (129)

        Cinergy Solutions of Boca Raton, LLC                Energy-Related  09/04/1998   Delaware      100%      (130)

        Cinergy Solutions of Cincinnati, LLC                Energy-Related  07/29/1997     Ohio        100%      (131)

        Cinergy Solutions - Utility, Inc.                   Energy-Related  09/27/2004   Delaware      100%      (132)

        Trigen-Cinergy Solutions of Lansing LLC             Energy-Related  11/03/1999   Delaware      50%       (133)

           Trigen/Cinergy-USFOS of Lansing LLC              Energy-Related  11/03/1999   Delaware      25%       (134)

        Trigen-Cinergy Solutions of Orlando LLC *           Energy-Related  06/12/1998   Delaware      50%       (135)

        Trigen-Cinergy Solutions of Owings Mills LLC        Energy-Related  09/20/1999   Delaware      50%       (136)

        Owings Mills Energy Equipment Leasing, LLC          Energy-Related  10/20/1999   Delaware      50%       (137)

        Trigen-Cinergy Solutions of Rochester LLC           Energy-Related  10/20/1999   Delaware      50%       (138)

        Trigen-Cinergy Solutions of Silver Grove LLC        Energy-Related  03/18/1999   Delaware      50%       (139)

        Cinergy Solutions of St. Paul, LLC

           Environmental Wood Supply, LLC                   Energy-Related  08/10/2000   Minnesota     50%       (140)

        Trigen-Cinergy Solutions of Tuscola, LLC            Energy-Related  08/21/1998   Delaware      50%       (141)

   Cinergy Technologies, Inc.

      Cinergy Ventures II, LLC                              Energy-Related  09/01/2000   Delaware      100%      (142)

        Metallic Power *                                    Energy-Related  07/18/1995   Delaware       ^        (143)

        Catalytic Solutions, Inc.                           Energy-Related  01/31/1996  California      ^        (144)

        Electric City Corp.                                 Energy-Related  05/06/1998   Delaware       ^        (145)

      Cinergy One, Inc.                                     Energy-Related  09/05/2000   Delaware      100%      (146)

   Cinergy Wholesale Energy, Inc.                           Energy-Related  11/27/2000     Ohio        100%      (147)

      Cinergy Power Generation Services, LLC
        ("Generation Services")                             Energy-Related  11/22/2000   Delaware      100%      (148)

      Cinergy Origination & Trade, LLC *                    Energy-Related  10/19/2001   Delaware      100%      (149)

*    This entity was inactive as of September 30, 2005.
#    This entity was in the start-up phase of operations as of September 30, 2005.
^    The percentage of voting securities held by Cinergy is being filed pursuant to Rule 104(b) on a confidential basis.

ITEM 1. ORGANIZATION CHART (Continued)

(1)	Nth Power Technologies Fund II, L.P. invests in companies developing and commercializing utility-related technologies.

(2)	KO Transmission Company is engaged in the transportation of natural gas in interstate commerce between Kentucky and Ohio.

(3)	Cinergy Capital & Trading, Inc. is engaged in the business of marketing energy commodities at wholesale.

(4)	CinCap IV markets electricity at wholesale.

(5)	CinCap V markets electricity at wholesale.

(6)	CinPower is a company that optimizes the economic benefits in connection with the restructured wholesale power purchase agreement involving certain non-affiliates.

(7)	Cinergy Limited Holdings, LLC holds an investment in Marketing & Trading, of which it owns 99.9%.

(8)	Marketing & Trading purchases, stores and sells natural gas at wholesale and also engages in the trading of derivative commodity instruments.

(9)	Ohio River Valley Propane, LLC is engaged in the business of marketing propane in the United States and owning and operating a propane storage cavern.

(10)	Cinergy General Holdings, LLC serves as the general partner of Marketing & Trading, of which it owns 0.1%.

(11)	Cinergy Retail Power Limited, Inc. was formed to hold an investment in Cinergy Retail Power, L.P., of which it owns 99%.

(12)	Cinergy Retail Power, L.P. was formed to engage in the retail sale of electric power to large industrial customers in states that have legislatively or administratively established customer choice and retail competition.

(13)	Cinergy Retail Power General, Inc. was formed to serve as the general partner of Cinergy Retail Power, L.P., of which it owns 1%.

(14)	Cinergy Retail Sales, LLC was formed to provide retail gas and electric services.

(15)	CinFuel Resources, Inc. is a non-utility holding company that owns, through direct or indirect investment, and/or operates, projects capable of producing synthetic fuel, such as LH1, LLC, of which it owns 1%.

(16)	LH1, LLC holds Cinergy’s investment in Oak Mountain Products, LLC.

(17)	Oak Mountain Products, LLC is a project company that owns a facility capable of producing synthetic fuel. The facility produces synthetic fuel from coal by applying a latex or asphalt binder in order to induce a chemical change.

(18)	Pine Mountain Investments, LLC owns and holds Pine Mountain Products, LLC.

(19)	Pine Mountain Products, LLC is a coal-based synthetic fuel production facility located in North Carolina.

(20)	SYNCAP II, LLC was formed to commercialize new technologies for converting high-sulfur coal to low-sulfur coal.

(21)	Engineering is in the business of marketing various utility-related engineering services.

(22)	Cinergy Technology, Inc. is devoted to commercializing utility-related technologies.

(23)	Cinergy EPCOM College Park, LLC performs various utility-related engineering, procurement, construction, operation and maintenance services at the University of Maryland.

(24)	Solutions develops, acquires, owns and operates certain energy-related businesses, formerly conducted by Solutions Holding.

(25)	BSPE Holdings, LLC was formed as an indirect holding company for a qualifying facility (QF).

(26)	BSPE Limited, LLC was formed to act as the sole limited partner of BSPE, L.P., of which it owns 99%.

(27)	BSPE, L.P. was formed to purchase, own and lease existing energy-related equipment and fixtures, located in Texas, operated by South Houston Green Power, L.P.

(28)	BSPE General, LLC was formed to act as the sole general partner of BSPE, L.P., of which it owns 1%.

(29)	Cinergy Energy Solutions, Inc. holds an equity investment in U.S. Energy Biogas Corp.

(30)	U.S. Energy Biogas Corp. currently owns and operates numerous landfill gas-to-energy projects and one natural gas cogeneration plant.

(31)	Biogas Financial Corporation acquires landfill gas-fired generation facilities.

(32)	Biomass Energy Partners I, A Connecticut Limited Partnership owns and operates landfill gas collection systems and related assets.

(33)	ZFC Energy Inc. acquires landfill gas-fired generation facilities and landfill gas companies.

(34)	Barre Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(35)	Biomass Energy Partners III, L.P. owns and operates landfill gas collection systems and related assets.

(36)	Dixon/Lee Landfill Gas Associates, LP owns and operates landfill gas collection systems and related assets.

(37)	Power Generation (Suffolk), Inc. acquires landfill gas-fired generation facilities.

(38)	Suffolk Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(39)	Suffolk Biogas, Inc. acquires landfill gas companies.

(40)	Lafayette Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(41)	Taylor Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(42)	Resources Generating Systems, Inc. acquires landfill gas-fired generation facilities.

(43)	Hoffman Road Energy Partners, LLC is a landfill gas transportation company located in Toledo, Ohio.

(44)	Illinois Electrical Generation Partners, L.P. acquires landfill gas-fired generation facilities in Illinois.

(45)	Zapco Illinois Energy, Inc. acquires landfill gas-fired generation facilities.

(46)	Avon Energy Partners, L.L.C. is a landfill gas-fired generation facility that is a QF.

(47)	Devonshire Power Partners, L.L.C. is a landfill gas-fired generation facility that is a QF.

(48)	Riverside Resource Recovery, L.L.C. is a landfill gas-fired generation facility that is a QF.

(49)	Illinois Electrical Generation Partners II L.P. acquires landfill gas-fired generation facilities in Illinois.

(50)	BMC Energy, LLC acquires landfill gas-fired generation facilities.

(51)	Brookhaven Energy Partners, LLC is a leasing company for electrical generation assets.

(52)	Countryside Genco, L.L.C. is a landfill gas-fired generation facility that is a QF.

(53)	Morris Genco, L.L.C. is a landfill gas-fired generation facility that is a QF.

(54)	Brickyard Energy Partners, LLC is a landfill gas-fired generation facility that is a QF.

(55)	Dixon/Lee Energy Partners, LLC is a landfill gas-fired generation facility that is a QF.

(56)	Roxanna Resource Recovery, L.L.C. is a landfill gas-fired generation facility that is a QF.

(57)	Streator Energy Partners, LLC is a landfill gas-fired generation facility that is a QF.

(58)	Upper Rock Energy Partners, LLC is a landfill gas-fired generation facility that is a QF.

(59)	Barre Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(60)	Biomass New Jersey, L.L.C. owns and operates landfill gas collection systems and related assets.

(61)	Brown County Energy Associates, LLC is a landfill gas-fired generation facility that is a QF.

(62)	Burlington Energy, Inc. is a landfill gas-fired generation facility that is a QF.

(63)	Cape May Energy Associates, L.P. is a landfill gas transportation company located in Cape May, New Jersey.

(64)	Dunbarton Energy Partners, Limited Partnership is a landfill gas-fired generation facility that is a QF.

(65)	Garland Energy Development, LLC owns sledge dryer equipment at a landfill in Garland, Texas.

(66)	Oceanside Energy Inc. is a landfill gas-fired generation facility that is a QF.

(67)	Onondaga Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(68)	Oyster Bay Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(69)	Smithtown Energy Partners, L.P. is a landfill gas-fired generation facility that is a QF.

(70)	Springfield Energy Associates, Limited Partnership is a landfill gas transportation company located in Springfield, Massachusetts.

(71)	Suffolk Transmission Partners, L.P. is a landfill gas transportation company located in Suffolk, Virginia.

(72)	Tucson Energy Partners LP is a landfill gas transportation company located in Tucson, Arizona.

(73)	Zapco Broome Nanticoke Corp. acquires landfill gas transportation companies.

(74)	Zapco Development Corporation is a landfill gas project development company.

(75)	Zapco Energy Tactics Corporation provides operation and maintenance services for landfill gas projects located outside the State of Illinois.

(76)	Zapco Readville Cogeneration, Inc. is a landfill cogeneration facility that is a QF.

(77)	ZFC Royalty Partners, A Connecticut Limited Partnership is a holding company for the royalty interests of certain Genco projects, in which subsidiaries of U.S. Energy Biogas Corp. are participating.

(78)	ZMG, Inc. acquires landfill gas companies.

(79)	Master Gasco, L.P. acquires landfill gas companies.

(80)	Avon Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(81)	Biomass Energy Partners II, L.P. owns and operates landfill gas collection systems and related assets.

(82)	Biomass Energy Partners V, L.P. owns and operates landfill gas collection systems and related assets.

(83)	Brickyard Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(84)	Broome Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(85)	Cape May Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(86)	Devonshire Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(87)	Garland Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(88)	Riverside Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(89)	Streator Landfill Gas Associates, LP owns and operates landfill gas collection systems and related assets.

(90)	Suffolk Landfill Gas Partners, L.P. owns and operates landfill gas collection systems and related assets.

(91)	Tucson Landfill Gas Associates, LP owns and operates landfill gas collection systems and related assets.

(92)	Upper Rock Landfill Gas Associates, LP owns and operates landfill gas collection systems and related assets.

(93)	Cinergy GASCO Solutions, LLC owns landfill gas companies.

(94)	Countryside Landfill Gasco, L.L.C. owns and operates landfill gas collection systems and related assets.

(95)	Morris Gasco, L.L.C. owns and operates landfill gas collection systems and related assets.

(96)	Brown County Landfill Gas Associates, L.P. owns and operates landfill gas collection systems and related assets.

(97)	Cinergy Solutions of Monaca, LLC operates, maintains and manages Horsehead Corp.‘s G.F. Weaton Station located in Monaca, Pennsylvania.

(98)	Cinergy Solutions of Narrows, LLC operates, maintains and manages the existing utility system at the Celanese Acetate manufacturing facility located in Narrows, Virginia.

(99)	Cinergy Solutions of Rock Hill, LLC was formed to operate, maintain and manage the existing utility system at a manufacturing facility located in Rock Hill, South Carolina.

(100)	Cinergy Solutions of San Diego, Inc. supervises the construction, operation and maintenance of an energy facility at the Children’s Hospital and Health Center in San Diego, California.

(101)	Cinergy Solutions of South Charleston, LLC designs, builds, owns, operates and maintains certain energy-related equipment in South Charleston, West Virginia.

(102)	Cinergy Solutions of St. Bernard, LLC operates, maintains and manages the existing utility system, and designs, develops, constructs and owns system improvements, at Proctor & Gamble’s chemical manufacturing facility located in St. Bernard, Ohio.

(103)	Cinergy Solutions O&M, LLC provides various energy-related services at several facilities owned by subsidiaries of KGen, LLC.

(104)	Cinergy Solutions Operating Services of Delta Township, LLC performs certain construction and operating services for General Motors’ (GM) Delta Township, Michigan vehicle assembly facilities.

(105)	Cinergy Solutions Operating Services of Lansing, LLC performs oversight, management, operation and maintenance of energy/utility service facilities at a GM vehicle assembly plant in Lansing, Michigan.

(106)	Cinergy Solutions Operating Services of Shreveport, LLC performs oversight, management, operation and maintenance of energy/utility service facilities at a GM vehicle assembly plant in Shreveport, Louisiana.

(107)	Cinergy Solutions Operating Services of Oklahoma, LLC performs oversight, management, operation and maintenance of energy/utility service facilities at a GM vehicle assembly plant in Oklahoma City, Oklahoma.

(108)	Cinergy Solutions of Philadelphia, LLC manages, operates and maintains the steam and electric generation and distribution facilities located at the Philadelphia Naval Base Complex.

(109)	Cinergy Solutions Partners, LLC engages in the development of QFs.

(110)	CST Limited, LLC is the sole limited partner of CST Green Power, L.P., of which it owns 99%.

(111)	CST Green Power, L.P. provides management oversight for day-to-day operations of Green Power Holdings, LLC.

(112)	Green Power Holdings, LLC is an indirect non-utility holding company of a QF.

(113)	Green Power Limited, LLC is the sole limited partner of South Houston Green Power, L.P., of which it owns 99%.

(114)	South Houston Green Power, L.P. is a QF that operates and maintains existing cogeneration facilities and constructs, owns and operates new cogeneration facilities in Texas City, Texas.

(115)	Green Power G.P., LLC is the sole general partner of South Houston Green Power, L.P., of which it owns 1%.

(116)	CST General, LLC is the sole general partner of CST Green Power, L.P., of which it owns 1%.

(117)	CSGP of Southeast Texas, LLC provides operation and maintenance labor for CSGP Services, L.P., on behalf of South Houston Green Power, L.P.

(118)	CSGP Limited, LLC is the sole limited partner of CSGP Services, L.P., of which it owns 99%.

(119)	CSGP Services, L.P. provides operation and maintenance services to South Houston Green Power, L.P.

(120)	CSGP General, LLC is the sole general partner of CSGP Services, L.P., of which it owns 1%.

(121)	Lansing Grand River Utilities, LLC provides energy-related services to Trigen/Cinergy-USFOS of Lansing LLC.

(122)	Oklahoma Arcadian Utilities, LLC constructs, owns, operates and maintains energy-related facilities located at a GM vehicle assembly plant in Oklahoma City, Oklahoma.

(123)	Shreveport Red River Utilities, LLC constructs, owns, operates and maintains energy-related facilities located at a GM vehicle assembly plant in Shreveport, Louisiana.

(124)	Cinergy Solutions of Tuscola, Inc. oversees the operations and staffing of a QF located in Tuscola, Illinois.

(125)	Delta Township Utilities, LLC constructs, owns, operates and maintains certain energy-related facilities for a GM metal stamping facility located in Delta Township, Michigan.

(126)	Delta Township Utilities II, LLC constructs, owns, operates and maintains certain energy-related facilities at a GM facility in Delta Township, Michigan.

(127)	Energy Equipment Leasing LLC leases, sells or finances energy-related equipment.

(128)	Trigen-Cinergy engages in the preliminary development of cogeneration and/or thermal energy facilities. Specific projects are developed and held by special purpose affiliates (listed elsewhere in Item 1).

(129)	Trigen-Cinergy Solutions of Ashtabula LLC develops, constructs, operates and maintains a QF located in Ashtabula, Ohio and provides other energy-related products and services.

(130)	Cinergy Solutions of Boca Raton, LLC develops, constructs, finances, operates and maintains certain thermal energy facilities located in Boca Raton, Florida and sells associated thermal, and other, energy-related products and services.

(131)	Cinergy Solutions of Cincinnati, LLC owns and operates a district cooling business in downtown Cincinnati, Ohio.

(132)	Cinergy Solutions – Utility, Inc. provides engineering, construction, operation and maintenance services with respect to electric and natural gas systems and infrastructure.

(133)	Trigen-Cinergy Solutions of Lansing LLC, under an LLC Agreement with United States Filter Operating Services, Inc., provides management services for Trigen/Cinergy-USFOS of Lansing LLC.

(134)	Trigen/Cinergy-USFOS of Lansing LLC develops, constructs and operates certain energy facilities located at a GM facility in Lansing, Michigan.

(135)	Trigen-Cinergy Solutions of Orlando LLC was formed to develop, construct, operate and maintain a district cooling business in Orlando, Florida.

(136)	Trigen-Cinergy Solutions of Owings Mills LLC develops, constructs, operates and maintains a cogeneration facility located at the Sweetheart Cup Corporation in Owings Mills, Maryland.

(137)	Owings Mills Energy Equipment Leasing, LLC leases, sells or finances energy-related equipment.

(138)	Trigen-Cinergy Solutions of Rochester LLC provides energy-related services to Kodak Park in Rochester, New York.

(139)	Trigen-Cinergy Solutions of Silver Grove LLC provides energy-related services to the Lafarge gypsum manufacturing plant in Silver Grove, Kentucky. These services include the design, installation and operation of a combined heat and power system.

(140)	Environmental Wood Supply, LLC handles all fuel and fuel procurement-related costs for St. Paul Cogeneration LLC.

(141)	Trigen-Cinergy Solutions of Tuscola, LLC develops, constructs, operates and maintains a QF in Tuscola, Illinois and provides other energy-related products and services.

(142)	CinergyVentures II, LLC pursues energy-related technology equity investments and undertakes energy-related technology pilot projects.

(143)	Metallic Power was formed to develop a power source containing a zinc/air fuel cell.

(144)	Catalytic Solutions, Inc. is in the business of developing alternative emissions-control technology.

(145)	Electric City Corp. develops, manufactures and integrates energy-saving technologies and automation systems for buildings.

(146)	Cinergy One, Inc., a non-regulated company, engineers, procures, constructs, installs, tests, operates and maintains a variety of projects related to high-voltage electrical and gas energy delivery to support critical commercial, industrial, institutional and governmental needs for customers. Cinergy One, Inc. also develops and sells various products (surge protectors, furnace filters, electric underground protection, protective rubber gloves, etc.) and such services as meter testing and installation to utility residential and commercial customers.

(147)	Cinergy Wholesale Energy, Inc. is a holding company for non-utility energy services businesses.

(148)	Generation Services provides operation and maintenance services to non-affiliated exempt wholesale generators or other generating facilities.

(149)	Cinergy Origination & Trade, LLC was formed to trade and market electric power, natural gas, environmental emission allowances, coal and other energy and energy-related products and services.

                         ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS*

                                                                                        Amount of
           Company                                 Energy-Related                        Capital
    Contributing Capital                       Company Receiving Funds                 Contributions
    --------------------                       -----------------------                 -------------
                                                                                      (in thousands)

CG&E                                    KO Transmission Company                         $    515

Investments                             Engineering                                       16,894

Investments                             Cinergy Technology, Inc.                           3,218

Cinergy Capital & Trading, Inc.         CinCap IV                                            580

Cinergy Capital & Trading, Inc.         CinCap V                                             371

LH1, LLC                                Oak Mountain Products, LLC                        83,458

Pine Mountain Investments, LLC          Pine Mountain Products, LLC                       52,907

Cinergy Limited Holdings, LLC           Marketing & Trading                               72,646

Solutions Holding                       Energy Equipment Leasing LLC                       7,170

Solutions Holding                       Trigen-Cinergy                                     9,697

Solutions Holding                       Trigen-Cinergy Solutions of Ashtabula LLC         17,205

Solutions Holding                       Cinergy Solutions of Boca Raton, LLC               8,581

Solutions Holding                       Cinergy Solutions of Cincinnati, LLC               9,236

Solutions Holding                       Trigen-Cinergy Solutions of Owings Mills LLC       4,098

Solutions Holding                       Trigen-Cinergy Solutions of Silver Grove LLC       2,056

Solutions Holding                       Trigen-Cinergy Solutions of Tuscola, LLC             768

Solutions                               Cinergy Energy Solutions, Inc.                       700

Solutions                               U.S. Energy Biogas Corp.                           9,977

Solutions                               Cinergy GASCO Solutions, LLC                       3,034

Solutions                               Cinergy Solutions of Rock Hill, LLC                    1

Solutions                               Cinergy Solutions of St. Bernard, LLC             10,453

Solutions                               Cinergy Solutions of Philadelphia, LLC                51

Green Power Limited, LLC                South Houston Green Power, L.P.                  174,686

Solutions                               Oklahoma Arcadian Utilities, LLC                   1,838

Solutions                               Shreveport Red River Utilities, LLC                3,153

Cinergy Technologies, Inc.              Cinergy Ventures II, LLC                          18,464

Cinergy Ventures, LLC                   Nth Power Technologies Fund II, L.P.              10,000

Cinergy Ventures II, LLC                Catalytic Solutions, Inc.                              ^

Cinergy Ventures II, LLC                Electric City Corp.                                    ^

Cinergy Ventures II, LLC                Metallic Power                                         ^

 *   Item 2 excludes guarantees issued on behalf of energy-related companies by Cinergy as of September 30, 2005, totaling approximately $759 million.  These guarantees are included in Item 4. Summary of Aggregate Investment.
 ^   The amount of capital contributions is being filed pursuant to Rule 104(b) on a confidential basis.

                                          ITEM 3. ASSOCIATE TRANSACTIONS

PART I - Transactions Performed by Reporting Companies on Behalf of Associate Utility Companies

                        Associate Utility                                                 Total
   Reporting Company    Company Receiving       Types of     Direct    Indirect Cost of   Amount
  Rendering Services        Services      Services Rendered   Costs     Costs   Capital   Billed
  ------------------        --------      -----------------   -----     -----   -------   ------
                                                                        (in thousands)

NONE

                                            ITEM 3. ASSOCIATE TRANSACTIONS (Continued)

           Part II - Transactions Performed by Associate Utility Companies on Behalf of Reporting Companies

                                          Associate Utility                                                          Total
             Reporting Company           Company Rendering            Types of           Direct   Indirect  Cost of Amount
            Receiving Services             Services (1)           Services Rendered      Costs     Costs   Capital  Billed
            ------------------             ------------           -----------------      -----     -----   -------  ------
                                                                                                   (in thousands)

KO Transmission Company                         CG&E           Administrative services     $ 51      $  -     $  -    $ 51

                                                               Operation and maintenance
Ohio River Valley Propane, LLC                  CG&E           services                      21         -        -      21

                                                               Operation and maintenance
Cinergy Solutions of Narrows, LLC               CG&E           services                       6         1        -       7

                                                               Operation and maintenance
Cinergy Solutions of Philadelphia, LLC          CG&E           services                       2         1        -       3

                                                               Operation and maintenance
Cinergy Solutions of South Charleston, LLC      CG&E           services                       1         -        -       1

                                                               Installation and
Cinergy Solutions - Utility, Inc.               CG&E           maintenance services         163        30        1     194

                                                               Installation and
Cinergy One, Inc.                               CG&E           maintenance services         252        45        2     299

                                          PSI Energy, Inc.     Operation and maintenance
Generation Services                            ("PSI")         services                      70        11        -      81

                                                               Operation and maintenance
Cinergy Solutions of Philadelphia, LLC           PSI           services                      13         2        -      15

Cinergy Solutions of Tuscola, Inc.               PSI           Maintenance services           5         1        -       6

                                                               Operation and maintenance
Cinergy Solutions of Monaca, LLC                 PSI           services                       3         -        -       3

                                                               Installation and
Cinergy Solutions - Utility, Inc.                PSI           maintenance services         214        35        2     251

                                                               Installation and
Cinergy One, Inc.                                PSI           maintenance services         325        53        2     380

                                        The Union Light, Heat
                                          and Power Company    Operation and maintenance
KO Transmission Company                       ("ULH&P")        services                      11         -        -      11

                                                               Installation and
Cinergy One, Inc.                               ULH&P          maintenance services          38         6        -      44

(1)  All of the services above were rendered pursuant to service agreements approved in File No. 70-9449 (see HCAR No. 27016,
     May 4, 1999, Exhibits B-1, B-2, and B-3.)

                                    ITEM 4. SUMMARY OF AGGREGATE INVESTMENT

                                                                                September 30, 2005
                                                                              ----------------------
                                                                                 (in thousands)

Investments in Energy-Related Companies:

  Total consolidated capitalization of Cinergy as of September 30, 2005   $10,042,461

  Total capitalization multiplied by 15%                                                $ 1,506,369

  Greater of $50 million or total capitalization multiplied by 15%                        1,506,369

  Total current aggregate investment subsequent to March 24, 1997
      (categorized by major line of energy-related business):
        Energy-related business category "ii" (1) ^                            31,682
        Energy-related business category "iv" (2)                               7,170
        Energy-related business category "v" (3)                              765,668
        Energy-related business category "vi" (4)                             188,056
        Energy-related business category "vii" (5)                             34,216
        Energy-related business category "viii" (6)                           253,843
        Energy-related business category "ix" (7)                                 515
                                                                             ---------

    Total current aggregate investment                                                    1,281,150
                                                                                          ---------

          Difference between the greater of $50 million or 15% of capitalization
          and the total aggregate investment of the registered holding company system.  $   225,219
                                                                                          =========
(1)	Rule 58 defines category “ii” as the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.

(2)	Rule 58 defines category “iv” as the sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof.

(3)	Rule 58 defines category “v” as the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(4)	Rule 58 defines category “vi” as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; renewable energy resources; and the servicing of thermal energy facilities.

(5)	Rule 58 defines category “vii” as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation.

(6)	Rule 58 defines category “viii” as the development, ownership or operation of “qualifying facilities”, as defined under the Public Utility Regulatory Policies Act of 1978, as amended (PURPA), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

(7)	Rule 58 defines category “ix” as the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.

^	The amount of capital contributions related to Catalytic Solutions, Inc., Electric City Corp. and Metallic Power are being filed pursuant to Rule 104(b) on a confidential basis. For purposes of the aggregate investment calculation, these amounts are immaterial and excluded from the calculation.

                                             ITEM 5. OTHER INVESTMENTS

                                             Other Investment in          Other Investment in        Reason for Difference
  Major Line of Energy-Related Business      Last U-9C-3 Report           this U-9C-3 Report          in Other Investment
----------------------------------------   -----------------------      -----------------------     -----------------------
                                                (in thousands)              (in thousands)

NONE

ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

Filed pursuant to Rule 104(b) on a confidential basis.

(b) Exhibits

Filed pursuant to Rule 104(b) on a confidential basis.

Energy-Related Activities Pursuant to SEC Orders in File No. 70-9803

By orders in the above-referenced file dated May 4, 2001 (HCAR No. 27393) and March 21, 2002 (HCAR No. 27506) (collectively, the “Orders”), the Commission authorized Cinergy to, among other things, engage in certain nonutility businesses both inside and in certain countries outside the United States, subject to the terms and conditions specified in those orders. More specifically, through one or more existing or future nonutility subsidiaries, Cinergy was authorized to engage in the business of brokering and marketing energy commodities in the United States, Canada, and Mexico and was authorized to engage in the business of providing energy management services and energy-related consulting services (in each case as defined in the Orders) anywhere in the world.

The following summarizes activity conducted on the authority granted by the Orders during the period covered by this Report:

As previously reported herein, Cinergy has an indirect wholly-owned subsidiary, Cinergy Canada, Inc. (“Cinergy Canada”). Cinergy Canada provides natural gas marketing and management services to third-party producers and industrial customers in Canada. Cinergy Canada also sells and purchases natural gas at wholesale and engages in the trading of derivative commodity instruments. Cinergy Canada is currently operating in various Canadian provinces.

Cinergy Solutions — Demand, Inc. and its subsidiaries (collectively, “Demand”) are in the business of marketing energy management services and solutions, intended to create cost savings and improve efficiency and productivity, to institutional, commercial, and industrial customers in the United States and Canada. As of September 30, 2005, Demand continued to be actively engaged in its North American energy management and energy performance contracting business.

As previously reported herein, Cinergy has indirect, wholly-owned subsidiaries, Cinergy Mexico Limited, LLC, Cinergy Mexico General, LLC, Cinergy Mexico Holdings, L.P., and Cinergy Mexico Marketing & Trading, LLC. Cinergy Mexico Limited, LLC is the sole limited partner and Cinergy Mexico General, LLC is the sole general partner of Cinergy Mexico Holdings, L.P., which was formed to engage in the sale, purchase, and marketing of natural gas in Mexico and related risk management activities and to hold an ownership interest in Cinergy Mexico Marketing & Trading, LLC. Cinergy Mexico Marketing & Trading, LLC was formed for the purpose of engaging in the marketing of natural gas and/or natural gas-related services in Mexico. As of September 30, 2005, these companies were in the start-up phase of operations, and Cinergy was not actively engaged in the business of brokering and marketing any energy commodities in Mexico, through these companies or otherwise.

                                                    SIGNATURES

Pursuant to the  requirements of the Public Utility Holding Company Act of 1935,
Cinergy  Corp.  has duly  caused  this  report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                Cinergy Corp.
                                                     -------------------------------------
                                                                  Registrant

Dated:  November       , 2005

                                               By             /s/ David L. Wozny
                                                     -------------------------------------
                                                                David L. Wozny
                                                         (duly authorized officer and
                                                        principal accounting officer)

With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the second quarter of 2005 was filed with Cinergy Corp.‘s interested state commissions whose names and addresses are listed below.

The Public Utilities Commission of Ohio
Alan R. Schriber, Chairman
180 East Broad Street
Columbus, OH 43266

Indiana Utility Regulatory Commission
Nancy Manley, Secretary
302 West Washington Street, Suite E306
Indianapolis, IN 46204

Kentucky Public Service Commission
Thomas Dorman, Executive Director
211 Sower Boulevard
P.O. Box 615
Frankfort, KY 40602